UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

SYNACOR, INC.

(Name of Subject Company)

SY MERGER SUB CORPORATION

(Offeror)

SY HOLDING CORPORATION

CLP SY HOLDING, LLC

CENTRE LANE PARTNERS V, L.P.

(Direct and Indirect Parents of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Class of Securities)

Kenneth Lau

Centre Lane Partners, LLC

60 E. 42nd Street, Suite 2220

New York, New York 10165

(646) 843-0710

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David D. Watson

Emma Scharfenberger Off

Thompson Hine LLP

3900 Key Center, 127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5598

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$92,228,220.48	$10,062.10

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction value was calculated by adding the sum of (i) 39,816,974 shares of common stock, par value $0.01 per share (the “Shares”), of Synacor, Inc. issued and outstanding, multiplied by the offer price of $2.20 per Share; (ii) 1,719,814 Shares issuable pursuant to outstanding restricted share unit awards and performance share unit awards of Synacor, Inc., multiplied by the offer price of $2.20 per Share; and (iii) 1,841,928 Shares issuable pursuant to outstanding stock options with an exercise price less than the offer price of $2.20 per Share, multiplied by $0.46, representing the difference between the offer price of $2.20 per Share and the $1.74 weighted average exercise price for such stock options. The calculation of the filing fee is based on information provided by Synacor, Inc.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued on August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,062.10	Filing Party:	SY Merger Sub Corporation SY Holding Corporation CLP SY Holding, LLC Centre Lane Partners V, L.P.
Form of Registration No.:	Schedule TO	Date Filed:	March 3, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on March 3, 2021 (as hereby amended and together with any amendments and supplements hereto, this “Schedule TO”), which relates to the offer by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), to purchase for cash all outstanding shares of common stock of Synacor, Inc., a Delaware corporation (“Synacor”), par value $0.01 per share (the “Shares”), at a purchase price of $2.20 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 3, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on Tuesday, March 30, 2021. The Depositary has advised Parent and Purchaser that, as of such time, a total of 29,423,436 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL) were validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Date, representing approximately 74% of the outstanding Shares as of the Expiration Date. In addition, the Depositary has advised Parent and Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 4,937,092 additional Shares prior to the Expiration Date, representing approximately 12% of the outstanding Shares as of the Expiration Date.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL) satisfies the Minimum Condition, and all other conditions to the Offer were satisfied or (to the extent waivable) waived. Promptly after the Expiration Date, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer have been accepted for payment by Purchaser. Purchaser will promptly pay for all such Shares in accordance with the terms of the Offer.

As a result of its acceptance for payment of the Shares validly tendered and not properly withdrawn pursuant to the Offer, Purchaser intends to effect the closing of the Merger on April 1, 2021, without a vote of the stockholders of Synacor in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) irrevocably accepted for payment by Purchaser in the Offer, (ii) owned by Parent, Purchaser or Synacor or any direct or indirect wholly-owned subsidiary of Parent or Synacor, including all Shares held by Synacor as treasury stock, or (iii) for which appraisal rights have been properly demanded in accordance with the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes (which we refer to as the “Merger Consideration”).

On March 31, 2021, Synacor and CLP issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(H) hereto and is incorporated herein by reference.”

12. Exhibits

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated as of March 3, 2021.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Notice of Guaranteed Delivery.

(a)(1)(F)*	Form of Summary Advertisement published in the New York Times on March 3, 2021.

(a)(1)(G)*	Press Release issued by Synacor, Inc. on February 11, 2021 (incorporated by reference to Exhibit 99.1 to the Second Current Report on Form 8-K filed by Synacor, Inc. with the Securities and Exchange Commission on February 11, 2021).

(a)(1)(H)	Joint Press Release issued by Synacor and Centre Lane Partners, dated March 31, 2021.

(d)(1)*	Agreement and Plan of Merger, dated as of February 10, 2021, by and among Synacor, Inc., CLP SY Holding, LLC and SY Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Second Current Report on Form 8-K filed by Synacor, Inc. with the Securities and Exchange Commission on February 11, 2021).

(d)(2)*	Form of Tender and Support Agreement, dated as of February 10, 2021, by and among SY Holding Corporation, SY Merger Sub Corporation, and certain stockholders of Synacor, Inc (incorporated by reference to Exhibit 99.2 to the Second Current Report on Form 8-K filed by Synacor, Inc. with the Securities and Exchange Commission on February 11, 2021).

(d)(3)*	Equity Commitment Letter, dated as of February 10, 2021, by and among Centre Lane Partners V, L.P., CLP SY Holding, LLC and SY Merger Sub Corporation.

(d)(4)*	Confidentiality Agreement, dated as of September 8, 2020, by and between Centre Lane Partners, LLC and Synacor, Inc.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2021

SY MERGER SUB CORPORATION

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

SY HOLDING CORPORATION

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

CLP SY HOLDING, LLC

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

CENTRE LANE PARTNERS V, L.P.

By: Centre Lane Partners V GP, LLC
Its: General Partner

By:	/s/ Quinn Morgan
Name:	Quinn Morgan
Title:	Authorized Signatory